(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: September 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CSP Inc.
Full Name of Registrant

Former Name if Applicable

43 Manning Road
Address of Principal Executive Office (Street and Number)

Billerica, MA 01821
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Gary W. Levine	978	663-7598 x 1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CSP Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	12/29/05	By	Gary W. Levine
VP-Finance/CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Form 12b-25

CSP Inc.

Part III

As discussed in Note 11 of Notes to our Consolidated Financial Statements for the three and nine months ended June 30, 2005, which appears in our Form 10-Q for the Quarter Ended June 30, 2005, in June 2005 we sold the operating assets and liabilities of our Scanalytics business for net proceeds of approximately $446,000. Accordingly, we have classified the Scanalytics business as a “discontinued operation” in accordance with the guidance provided in FAS No. 144. This change (technically a restatement to the extent it affects previously reported results) will be reflected in our financial statements for the fiscal years ended September 30, 2003, 2004 and 2005. The re-characterization of the Scanalytics business as a discontinued operation has no effect on our previously reported net income for any fiscal period.

Our financial statements for fiscal 2003 were audited by Grant Thornton LLP. The restatement of our financial statements for fiscal 2003 solely to reflect the characterization of Scanalytics as a discontinued operation requires that an independent auditor issue a new report on those financial statements. Grant Thornton was notified of this matter on December 19, 2005, and has advised us that it cannot commence the work needed to reissue its report by the due date of our Annual Report on Form 10-K, due in part to the need to verify that it is still independent with respect to CSP Inc. If we or Grant Thornton determine that the firm is not independent with respect to CSP Inc., or if Grant Thornton declines to audit the restated financial statements, we will have to engage another auditor with respect to our financial statements for fiscal 2003.

Considering the above, KPMG LLP, our current independent auditors have advised us that their audit of our fiscal 2005 financial statements will not be completed until the week of January 9, 2006. We currently expect to file our complete 2005 Annual Report on Form 10-K on or before January 13, 2006.

KPMG and Grant Thornton have furnished us with letters, which we have filed as exhibits to this Form 12b-25, concurring with this explanation.

[GRANT THORNTON LOGO]

Accountants and Business Advisors

December 29, 2005

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, D.C. 20549

Re:	CSP, Inc.

File No.0-10843

Dear Sir or Madam:

We have read Part III of the Form 12b-25 of CSP, Inc. dated December 29, 2005, and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ Grant Thornton LLP

226 Causeway Street

Boston MA 02114-2155

T 617.723.7900

F 617.723.3640

W www.grantthornton.com

Grant Thornton LLP

US member of Grant Thornton International

[KPMG LLP Logo and Letterhead Appear Here]

December 29, 2005

CSP Inc.

Billerica, MA 01821

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by CSP Inc. (the “Company”) on or about December 29, 2005, which contains notification of the registrant’s inability to file its Form 10-K by December 29, 2005. We have read the Company’s statements contained in Part III therein and make no comment with regards to the first three paragraphs. As contained in paragraph four of Part III, we agree with the Company’s statement regarding our Firm.

Very truly yours,

/s/ KPMG LLP